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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Daou Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value and Series A-1 Convertible Preferred Stock, $0.001 Par Value

(Title of Class of Securities)

744282104

(CUSIP Number)

Proxicom, Inc.

11600 Sunrise Valley Drive

Reston, VA 20191

Attn: Brent D. Bradley

(703) 262-3200

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Proxicom, Inc. 52-1770631
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With

  7.    Sole Voting Power

                0

  8.    Shared Voting Power

5,381,345 shares of common stock including 2,181,818 shares of series A-1 convertible preferred stock

  9.    Sole Dispositive Power

                0

10.    Shared Dispositive Power

                0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 5,381,345 shares of common stock including 2,181,818 shares of series A-1 convertible preferred stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%
14.	Type of Reporting Person (See Instructions) CO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”) and the series A-1 convertible preferred stock, $0.001 par value per share (“Preferred Stock”), of Daou Systems, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 412 Creamery Way, Suite 300, Exton, Pennsylvania 19341.

Item 2. Identity and Background

This statement is being filed by Proxicom, Inc., a Delaware corporation (“Proxicom”) whose business address is 11600 Sunrise Valley Drive, Reston, VA 20191.

The names, business addresses, principal occupations and citizenship of Proxicom Holdings, Inc., the parent of Proxicom, Gores Capital Partners, L.P. (“GCP”), the limited partnership controlling Proxicom Holdings, Inc., Gores Capital Advisors, LLC (“GCA”), the general partner of GCP, Gores Technology Group, LLC, the manager of GCA and each of the directors and executive officers of each of Proxicom, Proxicom Holdings, Inc., and Gores Technology Group, LLC, are set forth on Annex A attached hereto (each, a “Proxicom Affiliate”).

The principal business activity of Proxicom is providing internet consulting services and specialized technology development expertise.

During the last five years, neither Proxicom nor, to the best knowledge of Proxicom, any Proxicom Affiliate, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the Voting Agreement (as defined in Item 3), Proxicom may be deemed to be a group with the Shareholders (as defined in Item 3) within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Proxicom, the Company and PRX Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Proxicom (the “Merger Sub”) entered into an Agreement and Plan of Merger dated as of August 10, 2005 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions contained therein, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity (the “Surviving Entity”). As a result of the Merger, all shares of Common Stock and Preferred Stock of the Company (the Common Stock and Preferred Stock, together, the “Shares”) and all options to acquire capital stock of the Company ( the “Options”) issued and outstanding immediately prior to the Effective Time (as defined below) of the Merger will be exchanged as follows: (a) approximately $0.302 for each share of Common Stock of the Company, subject to final adjustment determined at the Effective Time of the Merger as described in the Merger Agreement, (b) $5.592 for each share of Preferred Stock of the Company, and (c) and approximately $0.302 for each share of Common Stock of the Company eligible to be purchased pursuant to each stock option of the Company issued and outstanding immediately prior to the Effective Time less the exercise price of each such option, (the “Merger Consideration”). As a result of the Merger, the Company will be a wholly-owned subsidiary of Proxicom. Under applicable Delaware law, the Merger requires the approval of the shareholders of the Company.

As an inducement to Proxicom and Merger Sub to enter into the Merger Agreement with the Company, the chief executive officer of the Company and the holders of all of the Preferred Stock of the Company (each a “Shareholder” and collectively, the “Shareholders”) who collectively own approximately 22.4% of the outstanding shares of Common Stock and Preferred Stock of the Company, have entered into an Irrevocable Proxy and Voting Agreement dated as of August 10, 2005 (the “Voting Agreement”) with Proxicom, Merger Sub and the Company. Pursuant to the Voting Agreement, the Shareholders have agreed to vote all of the shares of Common Stock and Preferred Stock of the Company owned by them at the time of the shareholders meeting considering the Merger and the Merger Agreement (the “Subject Shares”) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any alternative transaction. The required vote of the Company to approve the Merger is a majority of issued and outstanding shares of Common Stock and Preferred Stock on an as-converted basis, voting together as a single class and a majority of the issued and outstanding Preferred Stock, voting as a separate class.

Neither Proxicom nor any Proxicom Affiliate has any right to purchase shares of Common Stock or Preferred Stock of the Company pursuant to the Voting Agreement and thus no funds have been used to purchase any of the Subject Shares.

Item 4. Purpose of Transaction

As a result of the Merger, the holders of the Shares and Options immediately prior to the Effective Time will have the right to receive the Merger Consideration. The Voting Agreement was executed and delivered in connection with the Merger Agreement and was entered into by Proxicom, Merger Sub, the Company and the Shareholders in order to assist in ensuring the consummation of the Merger. The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which (including exhibits but not including schedules attached thereto) are filed as Exhibits 1 and 2 to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

Other than as described herein, neither Proxicom nor any Proxicom Affiliate has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although each of Proxicom and the Proxicom Affiliates reserve the right to develop such plans or proposals.

Merger Agreement

Upon the time set forth in the certificate of merger filed with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), the Company will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity.

At the Effective Time, all Shares and Options of the Company issued and outstanding immediately prior to the Effective Time of the Merger will be exchanged as follows: (a) approximately $0.302 for each share of Common Stock of the Company, subject to final adjustment determined at the Effective Time of the Merger as described in the Merger Agreement, (b) $5.592 for each share of Preferred Stock of the Company, and (c) and approximately $0.302 for each share of Common Stock of the Company eligible to be purchased pursuant to each Option of the Company issued and outstanding immediately prior to the Effective Time. Each issued and outstanding share of capital stock of the Company will be cancelled.

The persons serving as officers and directors of the Merger Sub immediately prior to the Effective Time shall serve as the officers and directors of the Surviving Entity after the Effective Time.

Pursuant to the Merger Agreement, during the period of time between the date of the Merger Agreement and the earlier to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, the parties have agreed not to take certain actions without the consent of the other parties and have agreed to take all reasonable action necessary in furtherance of the transactions contemplated by the Merger Agreement.

The consummation of the transactions contemplated by the Merger Agreement is conditioned upon approval by the shareholders of the Company a minimum price per share to the holders of Common Stock of $0.27, and other customary closing conditions and is expected to close as soon as such conditions to the Merger are satisfied or otherwise waived.

The Company also agreed that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to and in accordance with Article 7 of the Merger Agreement, that neither it nor any of its officers, employees, investment bankers, attorneys, accountants or other representatives shall directly or indirectly, (i) solicit, encourage, or initiate the submission of an Acquisition Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiation regarding, or furnish to any person any information with respect to, or agree to endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, subject to certain exceptions relating to the fulfillment of its fiduciary duties to its stockholders with respect to a Superior Proposal (as defined in the Merger Agreement).

Under the Merger Agreement, the Company has agreed to terminate any discussions or negotiations relating to any Acquisition Proposal and not facilitate any inquiries (including by way of furnishing information) with respect to an Acquisition Proposal from a third party, and is obligated to pay Proxicom a termination fee of $600,000 and reimburse Proxicom for expenses up to a maximum of $150,000 if the Company terminates the Merger Agreement, for among other reasons, to enter into a superior third party acquisition proposal or to recommend a third party acquisition proposal.

Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, the Company has agreed to (a) call a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement and the Merger, (b) recommend to its shareholders the adoption and approval of the Merger Agreement and the Merger, and (c) not modify such recommendation, except in certain circumstances set forth therein.

In addition, the Company has agreed under the Merger Agreement to obtain and furnish the information required to be included in a proxy statement/prospectus to solicit proxies from the Company’s shareholders for approval of the Merger Agreement and the Merger at a special meeting of shareholders and file the proxy statement/prospectus with the Securities and Exchange Commission related thereto.

Voting Agreement

Under the Voting Agreement, the Shareholders have agreed that, prior to the Termination Date (as defined below), at any meeting of the shareholders of the Company, however called, and in any written action by consent of shareholders of the Company, such Shareholders shall cause the Subject Shares held by such Shareholders to be voted:

(a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing; and

(b) against the following actions (other than in connection with the Merger and the transactions contemplated by the Merger Agreement): (i) any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which shall be inconsistent with the Merger or the other transactions contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; (iii) against any proposals for the amendment of the certificate of incorporation or by-laws of the Company (including, without limitation, the adoption of any stockholder rights agreement or the authorization or issuance of any new class or series of Preferred Stock or Common Stock) or any change in the management or board of directors of the Company which shall be inconsistent with the Merger or the other transactions contemplated by the Merger Agreement; and (iv) for or against the adjournment or postponement of any meeting called to consider the Merger.

Additionally, prior to the Termination Date, each Shareholder agreed that it would not enter into any agreement to commit or agree to take in any action inconsistent with the foregoing.

In addition, pursuant to the Voting Agreement, during the period from the date of the Voting Agreement through the Termination Date, except for the Roach Agreement (as defined in the Merger Agreement), each Shareholder has agreed that it shall not, directly or indirectly, cause or permit any Transfer (as defined in the Voting Agreement) other than certain permitted transfers or by operation of law.

Each Shareholder also agreed, during the period from the date of the Voting Agreement through the Termination Date, that it would ensure that other than as contemplated by this Voting Agreement: (a) none of the Subject Shares held by such Shareholder would be deposited into a voting trust; and (b) no proxy would be granted, and no voting agreement or similar agreement would be entered into, with respect to any of the Subject Shares held by such Shareholder.

Each Shareholder agreed that, during the period from the date of the Voting Agreement until the earlier of the Effective Time and the Termination Date (as defined below), such Shareholder would immediately cease and desist and discontinue and cause to be terminated any and all existing activities, whether directly or indirectly through any affiliate, attorney, accountant, financial advisor, employee, independent representative or independent agent of such Stockholder (each a “Representative”), with respect to any of the following and shall not, directly or indirectly, through any Representative solicit, initiate encourage or facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to, a proposal or offer to acquire all or any substantial part of the capital stock of the Company, whether by merger, share purchase or exchange, reorganization, recapitalization, liquidation, dissolution, consolidation, business combination, purchase of substantial assets, tender offer, exchange or similar transaction, whether for cash, securities or any other consideration or combination thereof, other than the transaction contemplated by the Merger Agreement and other than another transaction or series of related transactions in which Proxicom, Merger Sub or a subsidiary of Proxicom or Merger Sub is the acquirer.

The Shareholders who hold all of the Preferred Stock of the Company agreed, from the date of the Voting Agreement until the earlier of the Effective Time or the Termination Date (as defined below): (i) to waive, effective immediately prior to the Effective Time, the liquidation preference and any and all other amounts such Shareholders would be entitled to with respect to each share of Preferred Stock held by such Shareholders under the terms of the Company’s certificate of incorporation as reflected in the certificate of designation of the Preferred Stock as a result of the consummation of the Merger, and that the sole consideration to be received by such Shareholders in exchange for their shares of Preferred Stock as a result of the Merger Agreement shall be the Preferred Stock Per Share Merger Consideration (as defined in the Merger Agreement) and (ii) not to exercise any of the Galen Warrants (as defined in the Merger Agreement). Further, the Shareholders who hold all of the Preferred Stock of the Company also agreed that if (a) the Voting Agreement was terminated (1) due to the failure of the Company to achieve the requisite number of stockholder votes in favor of the Merger at a special meeting, (2) because the per share consideration for each share of Common Stock is less than $.27, (3) because the Company enters into a superior third party acquisition proposal or to recommend a third party acquisition proposal, (4) because the Company withdraws, modifies or changes (or resolves to do any of the foregoing) its recommendation of the Merger and the Merger Agreement in a manner materially adverse to Proxicom or approves or recommends any Acquisition Proposal or Superior Proposal, (5) because the Company has entered into or publicly announced its intention to enter into an agreement with respect to a Superior Proposal or (6) the Merger Agreement has not been approved and adopted by the Company’s stockholders at least three business days prior to the Termination Date (as defined below) and (b) any shares of Preferred Stock held by such Shareholders are, within six consecutive months of the date of such termination, either sold or exchanged, along or in combination with other securities or promissory notes issued by the Company from time to time, for an aggregate amount in excess of $5.592 per share (the “Excess Amount”), Proxicom shall be entitled to receive from such Shareholders, in cash, an amount equal to 25% of such Excess Amount.

The Voting Agreement terminates on the earlier to occur of (the “Termination Date”) of: (i) the date upon which the Merger Agreement is validly terminated in accordance with Section 7.1 of the Merger Agreement; or (ii) the date upon which the Merger becomes effective.

Item 5. Interest in the Securities of Issuer

Pursuant to the Voting Agreement and as more fully discussed above, the Shareholders, which beneficially own 5,381,345 shares of Common Stock and Preferred Stock of the Company (representing approximately 22.4% of the issued and outstanding shares of Common Stock and Preferred Stock of the Company, taken together, as of August 10, 2005, based upon 21,818,378 shares of Common Stock of the Company outstanding as of such date and 2,181,818 shares of Preferred Stock of the Company outstanding as of such date, as represented by the Company in the Merger Agreement), are required to vote in favor of the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby. The Shareholders also irrevocably appointed Proxicom as their proxy to vote the Subject Shares for the matters discussed above. The Voting Agreement also restricts the disposition of the Subject Shares owned by the Shareholders.

For the above stated reasons, Proxicom may be deemed to have shared voting power over the Subject Shares along with the Shareholders. The filing of this Schedule 13D shall not be construed as an admission that Proxicom or any Proxicom Affiliate is the beneficial owner of the Subject Shares.

Other than entering into the Merger Agreement and the Voting Agreement, Proxicom has not effected any transaction in the Common Stock or Preferred Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Items 3, 4 and 5 above, Proxicom is a party to the Merger Agreement and the Voting Agreement.

Except for the agreements described in this Schedule 13D, to the best knowledge of Proxicom, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Proxicom or any Proxicom Affiliate and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated as of August 10, 2005 among Proxicom, Inc., PRX Acquisition Sub, Inc. and Daou Systems, Inc.

Exhibit 2	Irrevocable Proxy and Voting Agreement dated as of August 10, 2005 among Proxicom, Inc., PRX Acquisition Sub, Inc., Daou Systems, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P. and Vincent K. Roach in his individual capacity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2005	PROXICOM, INC.
a Delaware corporation

	By:	/s/ Brent D. Bradley
Brent D. Bradley
Vice President & Secretary

ANNEX A

Directors and Executive Officers of Proxicom, Inc.

The names of the members of the board of directors and executive officers of Proxicom, Inc. are set forth below. Unless otherwise indicated, each individual is a citizen of the United States.

Name and Address	Principal Occupation
Paul Cooley(1)	Chief Executive Officer and President of Proxicom, Inc.

Paul Murray(1)	Chief Financial Officer and Treasurer of Proxicom, Inc.

Brent D. Bradley(2)	Vice President and Secretary of Proxicom, Inc.

Mark R. Stone(2)	Director and Chairman of the Board of Proxicom, Inc.

Joseph P. Page(2)	Director of Proxicom, Inc.

William B. Patton(3)	Director and non-executive Vice Chairman of the Board of Proxicom, Inc.

Scott M. Honour(2)	Director of Proxicom, Inc.

(1)	The business address of Messrs. Cooley and Murray is 11600 Sunrise Valley Drive, Reston, VA 20191.
(2)	The business address of Messrs. Bradley, Stone, Page and Honour is 10877 Wilshire Boulevard, 18th floor, Los Angeles, CA 90024.
(3)	The business address of Mr. Patton is 71 Marguerite Drive, Rancho Palos Verdes, CA 90275-4476.

ANNEX A

Business Address, Principal Occupation and Citizenship of Proxicom Holdings, Inc.

Name and Address	Principal Occupation	Citizenship
Proxicom Holdings, Inc.	Holding Company	Delaware
10877 Wilshire Blvd.
18th Floor
Los Angeles, CA 90024

ANNEX A

Business Address, Principal Occupation and Citizenship of Gores Capital Partners, L.P.

Name and Address	Principal Occupation	Citizenship
Gores Capital Partners, L.P.	Private Equity Fund	Delaware
10877 Wilshire Blvd.
18th Floor
Los Angeles, CA 90024

ANNEX A

Business Address, Principal Occupation and Citizenship of Gores Capital Advisors, L.P.

Name and Address	Principal Occupation	Citizenship
Gores Capital Advisors, L.P.	General Partner of	Delaware
10877 Wilshire Blvd.	Private Equity Fund
18th Floor
Los Angeles, CA 90024

ANNEX A

Business Address, Principal Occupation and Citizenship of Gores Technology Group, LLC

Name and Address	Principal Occupation	Citizenship
Gores Technology Group, LLC	Manager of General Partner of	Delaware
10877 Wilshire Blvd.	Private Equity Fund
18th Floor
Los Angeles, CA 90024

ANNEX A

Directors and Executive Officers of Proxicom Holdings, Inc.

The names of the members of the board of directors and executive officers of Proxicom Holdings, Inc. (formerly GTG Asset Holdings, Inc., formerly CMSI-PPS Acquisition Corporation) are set forth below. Unless otherwise indicated, each individual is a citizen of the United States.

Name and Address	Principal Occupation
Donald T. Hanson(1)	President and Chief Executive Officer of Proxicom Holdings, Inc.

Steve W. Dove(1)	Chief Financial Officer of Proxicom Holdings, Inc.

Brent D. Bradley(2)	Vice President and Secretary of Proxicom Holdings, Inc.

Mark R. Stone(2)	Director and Chairman of the Board of Proxicom Holdings, Inc.

Joseph P. Page(2)	Director and Vice President of Proxicom Holdings, Inc.

William B. Patton(3)	Director and non-executive Vice Chairman of the Board of Proxicom Holdings, Inc.

Scott M. Honour(2)	Director of Proxicom Holdings, Inc.

(1)	The business address of Messrs. Dove and Hanson is 800 Englewood Parkway, Suite B202, Englewood, CO 80110.
(2)	The business address of Messrs. Bradley, Stone, Page and Honour is 10877 Wilshire Blvd., 18th Floor, Los Angeles, CA 90024.
(3)	The business address of Mr. Patton is 71 Marguerite Drive, Rancho Palos Verdes, CA 90275-4476.

ANNEX A

Managers and Executive Officers of Gores Technology Group, LLC

The names of the managing member and executive officers of Gores Technology Group, LLC are set forth below. Unless otherwise indicated, each individual is a citizen of the United States.

Name and Address	Principal Occupation
Alec E. Gores(1)	Managing Member and Chairman of Gores Technology Group, LLC.

Vance W. Diggins(2)	Chief Executive Officer of Gores Technology Group, LLC.

(1)	The business address of Mr. Gores is 10877 Wilshire Blvd., 18th Floor, Los Angeles, CA 90024.
(2)	The business address of Mr. Diggins is 6260 Lookout Road, Boulder, CO 80301.

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger dated as of August 10, 2005 among Proxicom, Inc., PRX Acquisition Sub, Inc. and Daou Systems, Inc.

Exhibit 2	Irrevocable Proxy and Voting Agreement dated as of August 10, 2005 among Proxicom, Inc., PRX Acquisition Sub, Inc., Daou Systems, Inc., Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P. and Vincent K. Roach in his individual capacity.